EXHIBIT 40

                             TABLE OF CONTENTS

I.    GOTHAM HAS STANDING TO ASSERT THE CLAIMS IN COUNTS I - IV..............7

II.   FIRST UNION'S ABSTENTION ARGUMENT IS BASELESS.........................10

III.  GOTHAM'S FEDERAL PROXY CONTEST CLAIMS ARE RIPE........................11

IV.   FIRST UNION'S DUE PROCESS AND PREEMPTION ARGUMENTS ARE ENTIRELY
      UNFOUNDED.............................................................14

V.    GOTHAM HAS PROPERLY PLED THAT FIRST UNION VIOLATED FEDERAL PROXY
      RULES BY JUMPING THE GUN..............................................14

VI.   GOTHAM HAS PROPERLY PLED THAT FIRST UNION VIOLATED FEDERAL PROXY
      RULES BY MAKING FALSE AND MISLEADING STATEMENTS.......................17

VII.  COUNT VI ALLEGES DIRECT INJURY TO GOTHAM AND THUS IS
      NOT A DERIVATIVE CLAIM................................................17

VIII. COUNT VII IS PROPERLY BEFORE THIS COURT...............................19

IX.   THE AUTOMATIC STAY DOES NOT APPLY HERE................................21

      A.   The Automatic Stay Does Not Apply................................21

      B.   The Automatic Stay Does Not Preclude Gotham From Obtaining A
           Preliminary Injunction...........................................22

      i.   The Automatic Stay Does Not Apply To Proceedings For A
           Preliminary Injunction...........................................22

      ii.  To The Extent The Automatic Stay Applies To Proceedings For A
           Preliminary Injunction, This Court Should Lift The Stay..........23

      C.   Gotham Should Be Permitted To Conduct Particularized Discovery
           Related To The Preliminary Injunction........................... 24

X.    GOTHAM'S EXPEDITED DISCOVERY MOTION SHOULD BE
      GRANTED...............................................................25



                    IN THE UNITED STATES DISTRICT COURT
                         NORTHERN DISTRICT OF OHIO
                              EASTERN DIVISION


GOTHAM PARTNERS, L.P., et al.,       )     CIVIL ACTION NO. 98 CV 0272
                                     )
                                     )     JUDGE NUGENT
              Plaintiffs,            )
                                     )
                  v.                 )
                                     )
FIRST UNION REAL ESTATE EQUITY       )
  AND MORTGAGE INVESTMENTS,          )
                                     )
    Defendant and Counterclaimant.   )



                         GOTHAM'S MEMORANDUM OF LAW
                       IN OPPOSITION TO FIRST UNION'S
                  "MOTION TO DISMISS" AND ON OTHER MATTERS
                  ----------------------------------------

          Plaintiffs Gotham Partners, L.P. ("Gotham I") and Gotham Partners II, L.P., ("Gotham II" and collectively with Gotham I, "Gotham") submit this memorandum of law (1) in opposition to the motion for judgment on the pleadings submitted by Defendant and Counterclaimant First Union Real Estate Equity and Mortgage Investments ("First Union" or the "Company");
(2) in reply to First Union's opposition to Gotham's motion for expedited discovery; and (3) in support of Gotham's position that no automatic stay exists, or alternatively, in support of Gotham's motion to lift the automatic stay.

                           PRELIMINARY STATEMENT
                           ---------------------

          On January 8, 1998, in exercise of its rights under federal securities and Ohio law and in full compliance with both First Union's Declaration of Trust (the "Trust" or the "Declaration of Trust") and First Union's By-Laws (the "By-Laws"), Gotham, one of First Union's largest shareholders, notified First Union, a publicly traded company that is registered on the New York Stock Exchange, of Gotham's proposal to expand First Union's Board of Trustees and Gotham's nominees at the 1998 Annual Meeting to be held in about 7 weeks, on April 14, 1998. Fearful that shareholders will adopt Gotham's proposal and elect Gotham's nominees because First Union's management and trustees have demonstrated incompetence and ineptness at maximizing the Company's value and return for shareholders, First Union has engaged in a continuing scheme to deprive Gotham of the opportunity to present its proposal to all shareholders.

          As Gotham's Complaint clearly and plainly alleges, in furtherance of its scheme, First Union has engaged in the following illegal conduct:

        . Soliciting proxies before filing preliminary proxy materials, as required by federal law and the Securities and Exchange Commission (the "SEC") proxy rules;

        . Issuing materially false and misleading press releases and other public statements that have disparaged the proposal and Gotham's nominees in an attempt to poison shareholders against Gotham and its nominees and in an attempt to condition shareholders to ignore Gotham's proxy materials, in violation of federal law and SEC proxy rules;

        . Interfering with the proxy contest by, among other things, refusing Gotham's request under SEC Ru1e 14a-7 that First Union either provide a list of its shareholders or mail Gotham's proxy materials, in violation of federal law and SEC proxy rules;

        . Interpreting unfairly and unreasonably its Trust and By-Laws to retaliate against Gotham for exercising its right to present proposals and nominations to First Union shareholders; and

        . Depriving Gotham of its stockholder rights in violation of the Trust and in conflict with federal and Ohio law. See Compl. P. P. 1, 50-77.

          First Union has filed its baseless "motion to dismiss" in a misguided effort to delay these proceedings. However, First Union's motion is actually a motion for judgment on the pleadings, since First Union has already answered Gotham's Complaint. The reason for First Union's mischaracterization of the motion is its attempt to delay these proceedings and hinder plaintiff's discovery by improperly invoking the automatic stay in the Private Securities Litigation Reform Act (the "PSLRA"), even though the explicit language of that act applies only to a "motion to dismiss" and not to a motion for judgment on the pleadings.

          On the merits, First Union's motion must be denied because Gotham has properly pled claims for violations of federal securities and Ohio law and for breach of contract. First Union has failed in its voluminous motion papers to demonstrate that Gotham's Complaint is deficient as a matter of law or that no triable issues of fact exist as to any element in the Complaint. Each of First Union's eight grounds for dismissal is without merit.

          First, the standing argument is fatally flawed because it fails to accept as true, as it must, all of the well pled factual allegations in Gotham's Complaint, including that Gotham is a record and beneficial shareholder of First Union and is entitled to make nominations and proposals. Compl. P. P. 5, 11, 18-20, 24, 40-44, 60(a), 64-67, 84-87. In
contrast, all of First Union's arguments are premised on First Union's bald assertion that Gotham is not a shareholder with voting rights, which improperly seeks to contest the Complaint's allegations and also errs in attempting illegally to strip Gotham of its stockholder rights.

          Critically, as the Complaint and First Union's Answer reflect, and as First Union's motion accepts, First Union has not communicated any knowing determination by First Union's Trustees, or the basis of any such determination, that Gotham's proposal and nominations are void allegedly because First Union has no stockholder rights. Moreover, the Complaint affirmatively alleges, as a factual and legal matter, that since First Union is an SEC-registered, NYSE-listed corporation, with nationwide operations and stock-ownership, any such determination would be a violation of the Trustees' fiduciary obligations and "in derogation of federal law, federal proxy rules, and Ohio law" and would be "invalid and of no force or effect." Compl. P. P. 5, 11, 18-20, 24, 40-44, 84-87.

[FN]
1 Among other things, First Union has failed to show that any determination as to "Excess Securities" could operate retroactively or otherwise so as to invalidate a proposal made pursuant to the Trust's By-Laws.

          Second, First Union's abstention argument is meritless because the Pullman abstention doctrine applies only when interpretation of an unclear state law would remove a federal constitutional issue. Here, not only is there no unclear state law but there is also no federal constitutional issue presented.

          Third, contrary to First Union's bald assertions, Gotham's claims are ripe for review because a real controversy concerning First Union's violations of federal securities and Ohio law exists between the parties and must be resolved sufficiently in advance of April 14, 1998 to permit an orderly and fully informed vote at First Union's April 14 Annual Meeting.

          First Union's fourth through eighth grounds for dismissal are similarly without merit.

          Finally, after denying First Union's "motion to dismiss" or, alternatively, pending its ruling on that motion, the Court should grant Gotham's expedited discovery motion and rule that no automatic stay is in effect as First Union has claimed. As demonstrated below, no automatic stay has been imposed here because First Union, having served and filed an Amended Answer and Counterclaims, cannot move to dismiss this action. Instead, First Union's motion is, in fact, a motion under Federal Rule of Civil Procedure 12(c) -- a motion for judgment on the pleadings. As the PSLRA applies only to a "motion to dismiss," no automatic stay has been imposed and First Union has wrongly refused to comply with Gotham's discovery requests. Alternatively, should the Court find the existence of an automatic stay, Gotham hereby moves to lift the stay to avoid undue prejudice for other reasons discussed below.



                    THE COMPLAINT'S ALLEGATIONS OF FACT
                    -----------------------------------

          According to the Complaint and the documents it references, Gotham first commenced purchasing First Union shares in November 1996. Compl. P. 11. By June 1997, Gotham had acquired over 5% of First Union's shares, and, consequently, filed a Schedule 13D (the "13D") pursuant to Rule 13-d of the Securities and Exchange Act of 1934 (the "Exchange Act"). See Exhibit A to Complaint ("Exh. A"), at 9-10. The 13D stated, among other things, that Gotham acquired shares in First Union for "investment purposes," and that Gotham "believe[s] that [First Union] has significant unrealized equity potential . . . [and Gotham is] concerned that existing management may not have the requisite background and experience to implement such a value-maximizing strategy." Id.

          The 13D further disclosed that Gotham was not a "group" under Regulation 13D and that Gotham might "seek to actively influence the management and affairs of [First Union], including, without limitation, by making proposals and taking other actions as to . . . new management" or a "new slate of directors." Id. In accordance with securities regulations, Gotham provided to First Union a copy of its 13D, a document that is also filed with the SEC and is available to the general public.

          On July 14 and 23, 1998, Gotham sent letters directly to First Union's Trustees indicating concern about First Union's strategic plan, and requesting a meeting with First Union to discuss its concerns. Compl. P. P. 12, 14, 15; Exh. A, at 11-20, 22-23. First Union failed to respond to these letters. Rather than agreeing to Gotham's request, on August 20, 1997, First Union sent Gotham a letter requesting that Gotham disclose "the nature of all such actual, 'constructive' (as defined under the Internal Revenue Code) and 'beneficial' (as defined under Section 13(d) of the Securities Act of 1934) ownership" of its First Union securities. Compl. P.
P. 16, 17; Exh. A, at 24. Gotham provided additional ownership information to First Union in a September 8, 1997 letter which included the fact that Gotham was a limited partnership. Compl. P. 18; Exh. A, at 25. The letter also disclosed that neither Gotham's principals "nor any entity under [their] control, actually, constructively . . . or beneficially own[ed] any other equity interests in First Union." Compl. P. 18; Exh. A, at 25.

          As of January 8, 1998, Gotham believed it had complied with all reasonable requests for information and had been a recognized major shareholder for more than one year as evidenced by its receipt of quarterly dividends on all of its shares. Compl. P. P. 37, 43, 44. On that date, Gotham mailed to First Union a notice of a proposal to expand the Board by six Trustees, as authorized by the Declaration of Trust, and nominations for candidates to fill those new positions (the "Notice"). Compl. P. P. 23-25; Exh. A, at 27-41. This Notice included twelve pages of information required under First Union's advance notice provision, By-Law Section 7.

          Immediately thereafter, on January 9, 1998, First Union issued a press release denouncing Gotham's 13D filings -- Gotham having filed six amendments to its 13D since June, 1997 -- as "inaccurate, misleading, and notably silent as to [Gotham's] intended use of [First Union's] unique tax structure," and accusing Gotham of "never express[ing] an interest in understanding [First Union management's] strategic plan" while operating under an "undisclosed agenda." Compl. P. P. 26, 28-30.

          On January 16, 1998, First Union filed its complaint against Gotham in Ohio state court. Compl. P. 35. Notably, First Union initiated that litigation without providing Gotham advance warning or opportunity to cure any alleged deficiency as required under the By-Laws. Compl. P. 41.
Article I, Section 7(d) of the By-Laws, which governs the making of proposals and nominations, provides that if the Board of Trustees determines that a Beneficiary's notice "does not satisfy the informational requirements [contained in the By-Laws,]" "[s]uch Beneficiary shall have the opportunity to cure such deficiency by providing additional information. . . ."

          The very same day First Union filed its complaint, First Union issued a press release announcing that it had filed suit against Gotham "to protect the integrity of [First Union's] Declaration of Trust and [to] minimize any potential damage which may have been created[,]" without stating any basis for claiming that Gotham posed any threat to First Union. Compl. P. 31. Significantly, First Union has never stated how, if at all, Gotham's purported violation of the By-Laws jeopardizes First Union's tax status as a real estate investment trust ("REIT").

          Also on January 16, 1998, First Union sent Gotham a letter that purported to notify Gotham of the alleged "deficiencies" in the Notice. Compl. P. 41; Exh. A, at 42. However, it failed to identify a single item that was missing from the required disclosure. Compl. P. P. 42-44. This letter further claimed to address "only those deficiencies in the Notice that are capable of being cured." First Union added that it might later point to "other requirements" of the Declaration of Trust or By-Laws that "are not curable."

          On January 20, 1998, after Gotham had sent a detailed letter providing additional information about Gotham, First Union responded that Gotham's notice of proposal "continues to be deficient in not identifying limited partners and other Beneficiaries and beneficial owners who support Gotham's proposal and nominations." Accordingly, by letter of January 21, 1998, Gotham provided, among other things, the names of its limited partners that Gotham knew were supporting the proposal and stated that other than those limited partners, Gotham had no knowledge whether other limited partners supported the proposal. Compl. P. 43; Exh. A, at 49-51.

          Accordingly, as demonstrated below, First Union's motion for judgment on the pleadings must fail.

I.    GOTHAM HAS STANDING TO ASSERT THE CLAIMS IN COUNTS I - IV

          Although Gotham agrees with First Union that this Court should address the application of Art. XI, Section 11.7 of the Trust and Art. VI,
Section VI of the By-Laws, First Union is wrong in suggesting that its defense can be adjudicated in a motion for judgment on the pleadings.

          First, it is well-settled that "[i]n reviewing a dismissal on the pleadings all allegations in the complaint are taken as true and the complaint is construed liberally in favor of the party opposing the motion to dismiss." Westlake v. Lucas, 537 F.2d 857, 858 (6th Cir. 1976); see also Emmons v. Merrill Lynch, Pierce, Fenner & Smith, 532 F. Supp. 480, 482 (S.D. Oh. 1982) (same). A court will not grant a 12(c) motion for judgment on the pleadings "unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." Ellis v. Target Stores, Inc., 842 F. Supp. 965, 969 (W.D. Mich.
1993).

          Gotham has pled sufficient facts that it is a shareholder in good standing; that it was a shareholder in good standing at the time it submitted its proposal and nominations; and that it is now and was at all times authorized to vote under the By-Laws and the Trust. Compl. P. P.
18-19, 37-38, 44, 60, 70-72, 74-77. First Union, in contrast, points to nothing in the record that shows that its Board of Trustees, management, or counsel has made a determination that all shares beneficially owned by Gotham are to be deemed Excess Securities. Nor has it shown when such a determination was made, the bases for the determination or how such determination could protect the interest of the Trust. In the absence of pleading and proof of these facts, First Union's asserted defense can not be sustained.(FN1) Moreover, the Complaint affirmatively alleges, as a factual and legal matter, that since First Union is an SEC-registered, NYSE-listed corporation, with nationwide operations and stock-ownership, any such determination would be a violation of the Trustees' fiduciary obligations and "in derogation of federal law, federal proxy rules, and Ohio law" and would be "invalid and of no force or effect." Compl. P. P. 5, 11, 18-20, 24, 40-44, 84-87.

          Second, in connection with its motion for a preliminary injunction, Gotham will show that any invocation of First Union's
Declaration of Trust or By-Laws to purportedly limit any of Gotham's rights as a record and beneficial owner would be manifestly unlawful for multiple reasons:

     (a) Gotham has complied with the By-Law that First Union has invoked because Gotham has provided "definitive written information respecting [its] ownership" of First Union Securities. By-Laws Art. VI, ss. 6(c); see
Compl. P. P.  18, 19, 37.  Indeed, the Court need look no further than Gotham's
Schedule 13D and its amendments to see the detailed information that Gotham has provided. In addition, Gotham has provided plenary disclosure of its constructive ownership and certified that its plans and purposes concerning First Union include protecting the status of the Trust under the tax laws.

     (b) First Union's Trust would authorize limitations on Gotham's ownership rights, if at all, only if such limitations were necessary to prevent the "Trust [from] becoming disqualified for taxation as a real estate investment trust under the Internal Revenue Code." Decl. of Trust,
Section 11.7; see also By-Laws Art. VI, ss. 6(a) (authorizing restrictions on transfer right, where a beneficiary owns more than 9.8% of the outstanding shares). First Union has not shown and cannot show that stripping Gotham of all of its rights as a beneficiary is allowable, let alone necessary, under this standard. See San Francisco Real Estate Inv. v. Real Estate Inv. Trust of America, 701 F.2d 1000, 1003-04 (1st Cir. 1983) (invalidating REIT by-law on ownership restriction for overbreadth).

     (c) The position that First Union is urging is repugnant to well-settled principles of corporate and fiduciary law, federal securities law, contract interpretation, and Ohio public policy. In essence, First Union is invoking the By-Law and seeking a forfeiture of Gotham's contractual and other rights, not to protect the tax status of the Trust but with the purpose and effect of subverting a fundamental right of investors to choose the trustees who govern the Trust. Gotham has pleaded and, in connection with its motion for preliminary injunction, Gotham will prove that First Union's actions thus violate state and federal law. See, E.G., NCR Corp. v. AT&T Co., 761 F. Supp. 475, 500 (S.D. Ohio 1991) (concluding that board's adoption of employee stock ownership plan constituted "attempt by [the board] to impede corporate democracy and to perpetuate its control of the company" and, therefore, such plan was "invalid and unenforceable"); Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 660 n.2 (Del. Ch. 1988) (observing that "Delaware courts have long exercised a most sensitive and protective regard for the free and effective exercise of voting rights" and an abiding "concern for corporate democracy"); Danaher Corp. v. Chicago Pneumatic Tool Co., Nos. 86 Civ. 3499 & 3638, 1986 WL 7001 at *13 (S.D.N.Y. June 19, 1986) ("'Special
scrutiny' is to be given where directors, bent on entrenchment, allegedly use their powers to restrict the ability of shareholders to replace them." (citation omitted); Garrett v. Brown, Nos. 8423 & 8247, 1986 WL 6708 at * 8-9 (Del. Ch. June 13, 1986) (interpretation of contract as "inequitable
 . . . where it would result in a partial or total forfeiture" of shares; "Forfeitures are not favored and contracts will be construed to avoid such a result"), aff'd, 511 A.2d 1044 (Del. 1986).

          Finally, First Union's theory that Gotham's standing to bring federal proxy violation claims depends upon its right to vote shares is incorrect in any case. The rulings cited by First Union (Br. at 4-5) involve entirely distinguishable facts concerning the plaintiff's stock interest and alleged injury. The proposition that Gotham has no federal standing to assert violations under Section 14(a) and the SEC proxy rules that affect its $30 million investment in First Union, NYSE-listed, SEC-registered voting securities is simply untenable, regardless of the resolution of First Union's state law claims.

          Accordingly, there is not now and there will not be any basis for judgment on the pleadings concerning the defense of lack of standing.

II.   FIRST UNION'S ABSTENTION ARGUMENT IS BASELESS

          First Union mistakenly asserts that the Pullman doctrine requires that this Court should abstain from hearing Gotham's claims for injunctive relief under the Exchange Act. On the contrary, Railroad Commission of Texas v. Pullman Co., 312 U.S. 496 (1941), does not even apply here and Colorado River Water Conservation Dist. v. United States, 424 U.S. 800
(1976), commands that this Court not abstain because of the overlap of federal and state issues.

          The Supreme Court has stressed that abstention from the exercise of federal jurisdiction under Article III of the Constitution is the exception, not the rule. Moses H. Cone Mem'l Hosp. v. Mercury Constr. Corp., 460 U.S. 1, 14 (1983) (citing Colorado River at 813). "The doctrine of abstention, under which a District Court may decline to exercise or postpone the exercise of its jurisdiction, is an extraordinary and narrow exception to the duty of a District Court to adjudicate a controversy properly before it." Id. (quoting Colorado River at 813). Consequently, the Supreme Court and Sixth Circuit have emphasized, "[a]bdication of the obligation to decide cases can be justified under this doctrine only in the exceptional circumstances where the order to the parties to repair to the State court would clearly serve an important countervailing interest." Id. (quoting Colorado River at 813).

          First Union argues that in this case, this Court should eschew its duty "to adjudicate a controversy properly before it" under what is known as the Pullman abstention doctrine. The Pullman doctrine, however, does not apply. Pullman abstention is appropriate only "in cases presenting a federal constitutional issue which might be mooted or presented in a different posture by a state court determination of pertinent state law." Colorado River at 814 (emphasis added). Stated differently, "Pullman abstention is applicable where state interpretation of an unclear law would remove the federal issue [in a given case] by making unnecessary a constitutional decision." Traughber v. Beauchane, 760 F.2d 673, 682 (6th Cir. 1985) (emphasis added). In this case, the Pullman abstention doctrine is simply inapplicable, because "[n]o such uncertain state law exists in this case, and there is no federal constitutional issue which could be presented in a different posture." Ada-Cascade Watch Co. v. Cascade Resource Recovery, Inc., 720 F.2d 897, 903 (6th Cir. 1983).

          Given that First Union's Pullman argument is inapposite in the present case, it is not surprising that defendant's own cases do not support its position. See Pullman at 498-502 (given that complaint at issue "undoubtedly tendered a substantial constitutional issue" which "touches a sensitive area of social policy upon which the federal courts ought not to enter unless no alternative to its adjudication is open," district court should enter a stay pending resolution of "far from clear" issue of interpretation of state statute and decisions); Reetz v. Bozanich, 397 U.S. 82, 86-87 (1970) (involving "unsettled questions of state law" and "underlying federal constitutional questions"); Hawaii Housing Authority v. Midkiff, 467 U.S. 229, 236-37 (1984) (holding abstention was unnecessary because there was "no uncertain question of state law").

          Accordingly, as the prerequisites for the Pullman abstention doctrine simply are not applicable here, First Union's baseless argument must fail.

III.  GOTHAM'S FEDERAL PROXY CONTEST CLAIMS ARE RIPE

          First Union's naked assertion that Gotham's claims of federal securities violations by the defendant are not yet ripe is belied by the fact that Gotham and all First Union shareholders have already been harmed and continue to be harmed by First Union's multiple violations of federal securities law, with respect to a stockholder vote that is to occur on April 14, 1998. Moreover, First Union has waived its challenge to the ripeness of Gotham's claims by acknowledging this Court's exclusive subject matter jurisdiction over these claims and by itself setting forth what it deems to be "compulsory counterclaims" alleging proxy violations by Gotham.

          The ripeness doctrine relates to the timing of the litigation of a given matter; "[i]t asks whether the case has been brought at a point so early that it is not yet clear whether a real dispute to be resolved exists between the parties." 15 James Wm. Moore et al., Moore's Federal Practice ss. 101.70[2] (1997). The ripeness concept was developed by the Supreme Court in the context of judicial review of administrative agency action. See McCoy -Elkhorn v. U.S. E.P.A., 622 F.2d 260, 264 (6th Cir. 1980). As a general matter, "[r]ipeness properly should be understood as involving the question of when may a party seek pre-enforcement review of a statute or regulation." Erwin Chemerinsky, Federal Jurisdiction ss. 2.4 (1994). In very limited circumstances, the ripeness doctrine has been applied in litigation between private parties.

          In the Sixth Circuit, a district court must weigh several factors in deciding whether to address the issues presented for review. First, the court is to examine the "likelihood that the harm alleged by [the] plaintiffs will ever come to pass." Adult Video Ass'n v. Dep't of Justice, 71 F.3d 563, 568 (6th Cir. 1995) (quoting United Steelworkers, Local 2116 v. Cyclops Corp., 860 F.2d 189, 194 (6th Cir. 1988)). Second, the court considers whether the factual record is sufficiently developed to produce a fair adjudication. Id. Finally, the court must assess the hardship to the parties if judicial relief is denied at this stage. Id.

          In the present case, each of the factors clearly favor a determination that Gotham's claims are ripe. First, the harm alleged by Gotham has already come to pass, and is continuing and irreparable. First Union cannot deny that it has already issued a number of statements which Gotham alleges are premature and misleading proxy solicitations meant to sway shareholders toward management. At this stage of the litigation, these allegations must be accepted as true. Second, the factual record at issue in Gotham's proxy claims is well-developed; Gotham has not rendered speculative or hypothetical claims. Moreover, the hardship to Gotham if this Court declined to hear its proxy claims and to consider injunctive relief would be substantial; Gotham is in the middle of a proxy contest with First Union, and would be severely disadvantaged if First Union could continue to violate the federal proxy rules with impunity on the eve of its Annual Meeting. Furthermore, Gotham would be left without a remedy as this Court alone can hear Gotham's proxy claims.

          First Union's argument that Gotham's Section 14(a) claims "are contingent on the outcome of the Original State Court Action" and thus "not yet ripe" is, in fact, belied by the defendant's own Section 14(a) and other counterclaims in this litigation. First Union has deemed its "federal law based counterclaims" in this action to be "compulsory counterclaims." First Union's Brief in Opposition to Motion to Stay, First Union Real Estate Equity and Mortgage Investments v. Gotham Partners L.P. er al., Court of Common Pleas, Cuyahoga County. Fed. R. Civ. P. 13(a), governing compulsory counterclaims, states that "[a] pleading shall state as a counterclaim any claim which at the time of serving the pleading the pleader has against any opposing party, if it arises out of the transaction or occurrence that is the subject matter of the opposing party's claim . .
 . ." (emphasis added). A claim that has not yet matured -- i.e., that is not yet ripe -- may be presented as a counterclaim by supplemental pleading once it has matured. By filing "compulsory" Section 14 counterclaims in this action, in other words, First Union has certified that these claims are ripe. Indeed, First Union asserts in its counterclaims that as a result of alleged violations of the proxy rules and other federal securities laws by Gotham, the Trust and its beneficiaries have been and will continue to be irreparably harmed.

          First Union's additional ripeness argument -- that Gotham's federal claims "are also prudentially unripe based on notions of comity" -- is similarly meritless. First Union cites no authority for the proposition that a court should deem a claim unripe based on an effort at comity, and neither of the decisions cited by First Union support its position. See Crane v. Fauver, 762 F.2d 325 (3d Cir. 1985) (taking no position regarding district court's dismissal of civil rights action in deference to related state proceedings regarding discharge of correctional officers); Dodd v. Hood River County, 59 F.3d 852 (9th Cir. 1995) (determining that district court erred in dismissing plaintiff landowners' federal taking claim for lack of ripeness).

          Consequently, the Court should reject First Union's request that Gotham's federal claims should be deemed unripe. A real controversy presently exists between Gotham and First Union regarding the latter's violation of federal securities laws, and Gotham's proxy claims are by no means premature.

IV.   FIRST UNION'S DUE PROCESS AND PREEMPTION ARGUMENTS ARE ENTIRELY
      UNFOUNDED

          Similarly, the Court should reject out of hand First Union's specious allegation that Counts III and IV of Gotham's Complaint seek to "preempt" state law and violate First Union's "due process rights." In support of its position, First Union argues that it is a "creature of state law," but it is also, without question, wholly subject to the federal securities laws, since the Trust is a registered public company with the SEC and its stock is listed on the New York Stock Exchange. Moreover, the federal securities laws -- designed to protect the investing public which otherwise might be unable to protect itself from precisely the type of tactics First Union has employed against Gotham -- can hardly be classified as "procedural" and therefore trumped by state law as First Union claims.

          As courts have held, the filing of lawsuits for the purpose of frustrating a shareholder's corporate suffrage rights violates the federal securities laws. See, e.g., Int'l Controls Corp. v. Vesco, 490 F.2d 1334, 1348-49 (2d Cir. 1974) (prosecution of state lawsuit may further violation of securities laws); Studebaker Corp. v. Gittlin, 360 F.2d 692, 698 (2d Cir. 1966) (same). Moreover, despite First Union's claim that it is entitled to violate the federal proxy rules unless and until an Ohio state court finally affirms Gotham's voting rights, the federal proxy rules -- specifically the federally protected right to wage a proxy contest -- cannot be ignored. See, e.g., Reserve Life Ins. Co. v. Provident Life Ins. Co., 499 F.2d 715, 725-26 (8th Cir. 1974) (observing that under the proxy rules, an atmosphere of "fair play" must pervade solicitation of proxies); Greater Iowa Corp. v. McLendon, 378 F.2d 783, 797 (8th Cir. 1967) ("dissenting security holders have an absolute right to challenge management and to question entrenched management's stewardship").


V. GOTHAM HAS PROPERLY PLED THAT FIRST UNION VIOLATED FEDERAL PROXY RULES BY JUMPING THE GUN

          Gotham's Complaint describes in detail each of the various press releases and statements to the press that First Union has issued as part of its campaign to solicit shareholders before filing proxy materials with the SEC and to prejudice shareholders against Gotham, Gotham's proposal and its nominees. The Complaint in particular alleges that "beginning on or before January 9, 1998" First Union "launched a concerted campaign . . . to solicit shareholders by issuing press releases and by making other statements to the press that attack the proposal and the nominees, and that defend management's entrenchment tactics." Compl. P. 26. Gotham further stated in the Complaint that "[a]t the time of these press releases and statements to the press, First Union had not . . . filed any proxy solicitation materials with the SEC." Compl. P. 27. The Complaint specifically recounts the dates and content of various press releases, statements to the press, or quotes by First Union management and/or First Union's counsel, and indicates how each statement either constitutes a solicitation of the shareholder vote or attempts to prejudice shareholders against Gotham. SEE Compl. P. P. 28-33, 59-60(a)-(e).

          For example, the day after receiving Gotham's January 8, 1998 notice of nominations and proposal, First Union falsely stated that Gotham's proposal was "inaccurate, misleading, and notably silent as to [Gotham's] intended use of [First Union's] unique tax structure" and that "Gotham has never expressed an interest in understanding [First Union's] strategic plan and apparently is operating under a different and undisclosed agenda." In the same press release, First Union lauded current First Union management and the Board of Trustees, all in an effort to solicit proxies in favor of First Union. (FN2)

[FN]
2     In the press release, First Union stated:

      Management and our board have operated First Union with the interests of all shareholders in mind. We have charted a clear path for revenue and profit growth that our long-term shareholders support. . . . Our performance speaks for itself. We have consistently hit our targets. We set ambitious but realistic goals and we have the right management team in place. . . . Our existing Board of Trustees includes only one insider and is comprised of experienced and highly regarded individuals who have worked diligently on behalf of all shareholders.

      FIRST UNION ANNOUNCES RECEIPT OF 13D FILED BY GOTHAM PARTNERS, PR Newswire, Jan. 9, 1998.

          Furthermore, in a press release issued on January 16, 1998, shortly after it had commenced its state action against Gotham, First Union stated that it had filed suit "to protect the integrity of [First Union's] Declaration of Trust and [to] minimize any potential damage which may have been created" by Gotham's proposal and nominees. The next day the coordinated campaign continued with Mary Ann Jorgenson, an attorney for First Union, stating to the Cleveland Plain Dealer that "[Gotham] had not given [First Union] ownership information that had been requested of them in the fall. So one of the questions is whether [Gotham is] a qualified owner eligible to make a proposal in the first place." (FN3)

[FN]
3 Since the filing of the Complaint in this action, First Union has continued its illegal campaign to solicit proxies.

          Each of these public statements was intended either to sway shareholder opinion regarding First Union management's performance or to mislead shareholders into believing that Gotham had not complied with First Union's informational requests and therefore was not eligible to make proposals and nominations. As such, these statements are prohibited "solicitations" under the federal proxy rules because they were "reasonably calculated to influence the shareholders' votes." Long Island Lighting Co.
v. Barbash, 779 F.2d 793, 796 (2d Cir. 1985) (internal quotation omitted) (holding that district court erred in holding that proxy rules could not cover communications in publications of general circulation that are addressed to shareholders indirectly).

          Kaufman v. Cooper Cos., Inc., 719 F. Supp. 174, 185 (S.D.N.Y.
1989), is particularly instructive here. In Kaufman, a management group claimed that the insurgent group had engaged in premature proxy solicitation, which included 1) statements made by an insurgent to the press regarding the contest, including a statement that the former chief executive officer of the company was "in favor" of the insurgents' efforts, and 2) a press release stating that proxies would be solicited by the insurgents when the applicable law permitted. Id. at 184. The Court held that these communications were in fact premature solicitations because while they "do not directly or indirectly request proxies," they "clearly express an intent to solicit proxies" and "speak critically of the incumbent management and clearly express some of the reasons why the [insurgent group] was formed and would seek to solicit proxies." Id. at
185. As in Kaufman, First Union is using press releases and other public statements here to influence shareholders against Gotham and to solicit proxies for First Union.

          Contrary to First Union's assertions, these various statements in the press go far beyond the mere conveyance of information to shareholders; they were intended to dissuade First Union shareholders from seriously considering Gotham's proposal and its nominees to the Board.

VI. GOTHAM HAS PROPERLY PLED THAT FIRST UNION VIOLATED FEDERAL PROXY RULES BY MAKING FALSE AND MISLEADING STATEMENTS

          Gotham also has alleged sufficient facts regarding First Union's false and misleading public statements to state a claim for relief under federal proxy rules barring false and misleading statements. For instance, the Complaint notes First Union's public assertions that Gotham has a hidden "agenda" despite the fact that Gotham's public SEC filings and its January 8, 1998 proposal fully disclosed any intentions Gotham had for First Union. Compl. P. P. 30.60(c). The Complaint further indicates that Gotham on several occasions had requested to meet with First Union's management, first in its July 14 letter and then again in its July 23 letter, Compl. P. P. 14-15, and that First Union failed to respond to these requests. When a meeting between representatives for Gotham and First Union finally was scheduled for December 29, 1997, it was First Union's management -- not Gotham -- that canceled. Compl. P. 21.

          Gotham has adequately alleged that these statements, singularly and together, violate federal proxy rules because they are materially false and misleading in that "there is a substantial likelihood that a reasonable shareholder would consider the [misstatements] important in deciding how to vote." See Virginia Bankshares v. Sandberg, 501 U.S. 1083 (1991) (quoting TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976)).

VII.  COUNT VI ALLEGES DIRECT INJURY TO GOTHAM AND THUS IS NOT A DERIVATIVE
      CLAIM

          Contrary to First Union's assertions, Count VI of the Complaint pleads a direct breach of fiduciary duty claim and direct injury to Gotham. It is well-settled that the general principle limiting shareholders to derivative actions has no application when a shareholder is injured in a way that is "separate and distinct" from an injury to the business entity in question. Crosby v. Beam, 47 Ohio St.3d 105, 107, 548 N.E.2d 217, 219
(1989); Medina v. Perumeti, No. 66732 1994 WL 716539 at *2 (Ohio Ct. App.
1994) (["W]hen a shareholder claims that he has sustained injuries which are not in common with other shareholders, he may bring an individual action rather than a derivative action").

          In determining whether Gotham's complaint states a derivative or a direct claim, the Court must examine the nature of the injury alleged and give broad construction to the pleading. Crosby, 47 Ohio St.3d at 107.

          Among Gotham's allegations -- detailed in the "Factual
Background" section of the Complaint and incorporated by reference into Count VI -- are that First Union has:


     .   "pursu[ed]  ill-timed,  poorly  executed and dilutive equity
         offerings"   aimed  at  entrenching  the  position  of  First
         Union's current officers and management, P.  80;

     . "interpreted unfairly and unreasonably its Declaration of Trust and By-Laws to retaliate against the Gotham Partnerships and to penalize them for exercising their right to present proposals and nominations to First Union shareholders," P. 1;

     .   "sued  the  Gotham  Partnerships  to  seek  to  apply  First
         Union's  By-Laws  in  a  discriminatory   manner  that  would
         operate as a forfeiture of the Gotham Partnerships' voting and stockholder rights and right to dividends," P. 1; and

     . "attack[ed] Gotham I's nominations and proposal through unlawful proxy solicitations and through a baseless notice of deficiency in response to Gotham I's nominations and proposal," P. 80.

          As can be seen, the gravamen of Gotham's breach of fiduciary duty claim clearly is that Gotham is suffering distinct and direct injury at the hands of a discriminatory entrenchment scheme by First Union's management and Trustees. The cases cited by First Union do not compel a different result here. For example, in Palmer v. Fox Software, 107 F.3d 415 (6th Cir.), cert. denied, 118 S. Ct. 162 (1997), the Sixth Circuit in fact construed one of the counts of the complaint there "broadly" to allege a claim of separate injury to plaintiff, even though on its face the count, which alleged attorney malpractice, "claims no injury to [plaintiff] separate and distinct from that to the corporation." The claims found to be derivative as pled in Palmer were allegations of misappropriation of corporate opportunity -- quite distinct from the breach of fiduciary duty claim Gotham has pled. The other two cases cited by defendant are similarly of no help to its argument here where Gotham has alleged a direct injury to itself. See NBD Bank N.A. v. Fulner, 109 F.3d 299, 301 (6th Cir. 1997) (determining claim to be derivative because "it merely asserts loss to them as shareholders for diminution in value of their shares"); Grand Council of Ohio v. Owens, 86 Ohio App. 3d 215, 219-21, 620 N.E.2d, 234, 237-39 (Ohio
Ct. App. 1993) (finding claims derivative where wrongs alleged affected all shareholders). The claims found to be derivative in these cases are a far cry from Gotham's well-pled claim of entrenchment-driven, discriminatory breaches of fiduciary duty.

          Indeed, the core of Count VI is that First Union has singled Gotham out for harassing treatment and withholding of the right to even submit a proxy on any one of its more than 2 million shares. Consequently, Gotham's breach of fiduciary duty claim should be considered a direct claim, and First Union should be denied judgment on this pleading.

VIII.       COUNT VII IS PROPERLY BEFORE THIS COURT

          First Union's argument that this Court should dismiss Count VII of Gotham's Complaint, which seeks a declaratory judgment on the interpretation of the Trust and the By-Laws, fails because it is premised on the erroneous contention that the litigation in the Court of Common Pleas, if not stayed, will resolve the litigation between the parties in this Court. Moreover, First Union's argument should be rejected because it would actually undermine principles of comity and judicial economy by breaking up the disputes between the parties into separate cases in federal and state court, when they could otherwise be fully decided in this action.

          In Brillhart v. Excess Ins. Co. of America, 316 U.S. 491 (1942), the Supreme Court reasoned that a federal court should decline to entertain a declaratory judgment action when there is pending litigation between the same parties involving some of the same issues if the pending state proceeding would adequately resolve the dispute between the parties. Id. at
495. Here, any determinations by the Court of Common Pleas will not resolve the issues before this Court because they would not be binding on this Court. It is well-settled under Ohio law that a decision on a motion for preliminary injunction does not have res judicata or collateral estoppel effect because it is not a judgment see Kalk v. Village of Woodmere, 27 Ohio App. 3d 145, 148-49, 500 N.E.2d 384, 389 (Ohio Ct. App. 1985). (FN4)

[FN]
4 ACCORD ZION LIGHTHOUSE SPIRITUAL CHURCH V. REID, No. 88AP-34, 1988 WL 81827 (Ohio Ct. App. Aug. 2, 1988) (holding that application of RES JUDICATA and collateral estoppel to preliminary injunction previously issued in another case would be inappropriate); GREGORY WOODS V. OHIO HIGH SCHOOL ATHLETIC ASS'N., Case No. 1981 WL 6063 (Ohio Ct. App. Nov. 9, 1981) (dictum) (grant or denial of preliminary injunction by one court should not serve to bind another court).

          Indeed, ALL of the factors articulated in Aetna Casualty Surety Co. v. Sunshine Corp., 74 F.3d 685 (6th Cir. 1996), on which First Union relies, counsel against this Court declining to entertain Count VII of the Complaint. First and foremost, the declaratory judgment would settle the controversy at issue in this action and would serve a useful purpose in clarifying the parties' rights and duties. First Union claims that whether Gotham has standing to bring its exclusively federal securities claims depends on whether it is entitled to vote its shares under the terms of the Trust and By-Laws. Plainly, this contention can be resolved by a declaratory judgment.

          Moreover, a declaratory judgment in this Court would actually decrease the potential friction between this Court and the Court of Common Pleas over this litigation. Gotham brought this action to avoid having litigation of its disputes with First Union proceeding in two separate forums. First Union's accusation of procedural fencing is not only wrong, but hypocritical. First Union's By-Laws provide for a five-day cure period with respect to any proposals deemed by First Union to be deficient. However, on the very same day that First Union advised Gotham that its proposal to expand First Union's Board and Board nominations were deficient (without identifying the alleged deficiencies), it filed the action in state court prematurely, solely for forum shopping purposes.

          Finally, there is no better or more effective alternative remedy. This Court has supplemental jurisdiction over First Union's state law claims. There is no reason to believe that this Court cannot resolve those claims as expeditiously as the Court of Common Pleas. The only difference is that this Court can, contrary to First Union's argument, resolve all claims between the parties, having a complete picture of the context in which they are being litigated, whereas the Court of Common Pleas cannot.

IX.   THE AUTOMATIC STAY DOES NOT APPLY HERE

      A.    The Automatic Stay Does Not Apply
            ---------------------------------

          The automatic stay does not apply here because First Union's motion is not properly characterized as a "motion to dismiss."

          The Exchange Act provides that in any private action filed under the Act, "all discovery and other proceedings shall be stayed during the pendency of any motion to dismiss, unless the Court finds upon motion of any party that particularized discovery is necessary to preserve evidence or to prevent undue prejudice to that party." 15 U.S.C. ss. 78u-4(b)(3)(B) (emphasis added). Here, Gotham filed its Answer and Counterclaim on February 5, 1998. It did not file its purported Motion to Dismiss until February 17. However, a motion to dismiss under Federal Rule of Civil Procedure 12(b)(6) "shall be made before pleading." Fed. R. Civ. P. 12(b). Courts have unanimously agreed that a motion to dismiss filed after an answer is filed should be treated as a motion for judgment on the pleadings pursuant to Rule 12(c). See, e.g., Scheid v. Fanny Farmer Candy Shops, Inc., 859 F.2d 434, 436, n.1 (6th Cir. 1988); Lanigan v. Village of East Hazel Crest, Ill., 110 F.3d 467, 470 n.2 (7th Cir. 1997); see also 5A Charles Alan Wright & Arthur R. Miller, Federal Practice and Procedure ss. 1367 (2d ed. 1990).

          By the plain language of the statute, the automatic stay applies only to motions to dismiss; it does not apply to motions for judgment on the pleadings. Put simply, by answering the complaint, First Union has waived its right to file a motion to dismiss and to take advantage of the automatic stay. It cannot resurrect that right by styling its motion for judgment on the pleadings as a "Motion to Dismiss." Therefore, the automatic stay does not apply to this case.

      B. The Automatic Stay Does Not Preclude Gotham From Obtaining A Preliminary Injunction
            ----------------------------------------------------------

          Even if the automatic stay does apply to this case, it does not apply to Gotham's Motion for a Preliminary Injunction. Congress' purpose in enacting the automatic stay was to prevent plaintiffs from rummaging through all of defendants' files and forcing them to settle frivolous lawsuits due to the high costs of discovery. See Galaxy Investment v. Fenchurch Capital Management, Ltd., No. 96 C8098, at 2 (N.D. Ill. Mar. 19,
1997) ("In passing the Reform Act, Congress sought to prevent the unreasonable burdens which often result on defendants who are forced to respond to discovery in abusive class action securities litigations"); S. Rep. No. 104-98, at 14 (1995), reprinted in 1995 U.S.C.C.A.N. 679, 693. It was not to prevent courts from enjoining violations of the securities laws. In this case, the automatic stay does not preclude Gotham from obtaining a preliminary injunction for two reasons: (1) it does not apply to proceedings for a preliminary injunction; and (2) to the extent it does apply, this Court should lift the stay.

            i. The Automatic Stay Does Not Apply To Proceedings For A Preliminary Injunction.

          As an initial matter, the automatic stay does not preclude this Court from deciding Gotham's Motion for a Preliminary Injunction. Obviously, the Motion for a Preliminary Injunction is not "discovery." Nor is a motion for a preliminary injunction "other proceedings" within the meaning of the Act. As the Ninth Circuit has recognized, "[g]iven the context and legislative history of the Act, it appears that the term was intended to include litigation activity relating to discovery, which would certainly include [initial] disclosures and would not . . . include all litigation activity in general." Medhekar v. United States Dist. Court for the Northern Dist. of Cal., 99 F.3d 325, 328 (9th Cir. 1996) (emphasis added). Because Gotham's Motion for a Preliminary Injunction is not "litigation activity relating to discovery," it does not fall within the terms of the automatic stay.

          In this regard, this case is analogous to In re Diamond Multimedia Systems, Inc., 1997 WL 773733 (N.D. Cal. 1997). In Diamond, the plaintiff sought to delay the court's determination of the class certification issue on the ground that the action was subject to the automatic stay. Id. at * 3. Applying Medhekar, the district court held that the automatic stay only applied to proceedings related to discovery. Id. Accordingly, it did not bar the plaintiff from seeking class certification. Id. Significantly, the court reached this conclusion even though duplicative litigation had been filed in state court prior to the filing of the federal action. Id. at *3 & n.1. Like the class certification issue in Diamond, Gotham's Motion for a Preliminary Injunction is not related to discovery, and is not affected by the automatic stay.

          The reasoning behind Medhekar and Diamond is well-grounded in the language and history of the automatic stay. As the Diamond court noted, the Act provides that the Court may grant relief from the stay if it finds that "particularized discovery is necessary." 15 U.S.C. ss. 78u-4(b)(3)(B) (emphasis added). Thus, other proceedings must mean other proceedings which relate to discovery matters. See Diamond, 1997 WL 773733 at *3. Otherwise, the statute makes no sense. Likewise, in enacting the stay, Congress stated that "discovery should be permitted . . . only after the court has sustained the legal sufficiency of the complaint." S. Rep. No. 104-98, at 14 (1995), reprinted in 1995 U.S.C.C.A.N. 679, 693. Congress did not mention injunctive relief. It is clear that Congress intended for the stay to apply only to discovery proceedings and not to requests injunctive relief. Therefore, it does not apply to Gotham's Motion for a Preliminary Injunction.

            ii. To The Extent The Automatic Stay Applies To Proceedings For A Preliminary Injunction, This Court Should Lift The Stay.

          Even if this Court were to determine that the automatic stay did apply to Gotham's Motion for a Preliminary Injunction, this Court should grant relief from the automatic stay. This Court should grant relief from the stay where necessary to avoid undue prejudice. 15 U.S.C. ss. 78u-4(b)(3)(B). Transcript of Civil Cause for Motion Before the Hon. Charles P. Sifton at 42, Minzer v. Keegan, (CCV-97-4077) (concluding that it was "appropriate to grant the application of the plaintiff to lift the stay, on a finding that some particularized discovery is necessary to prevent undue prejudice to the plaintiffs."). Here, Gotham would suffer undue prejudice if this Court were to stay ruling on its Motion for a Preliminary Injunction. First Union's shareholders' meeting is scheduled for April 14, 1998. Gotham needs several weeks in advance of that meeting in order to solicit proxies.

          If this Court stays proceedings on the preliminary injunction, Gotham will not be able to get injunctive relief in time to solicit proxies from First Union's shareholders, and will lose an opportunity to take control of First Union. Federal courts have long recognized that loss of an opportunity to control a company constitutes irreparable harm. San Francisco Real Estate Inv. v. Real Estate Investment Trust of America, 701 F.2d 1000, 1003 (1st Cir. 1983); Martin-Marietta Corp. v. Bendix Corp., 690 F.2d 558, 568 (6th Cir. 1982); Beztak Co. v. Bank One Columbus, Inc., 811
F. Supp. 274, 283-84 (E.D. Mich. 1992). Suffering irreparable harm is self-evidently unduly prejudicial. Therefore, Gotham will be unduly prejudiced if this Court stays proceedings on the preliminary injunction.

      C.    Gotham Should Be Permitted To Conduct Particularized
            Discovery Related To The Preliminary Injunction
            ----------------------------------------------------

          To the extent the automatic stay applies to this case, this Court should lift it to allow Gotham to conduct particularized discovery relevant to Gotham's Motion for a Preliminary Injunction. As discussed above, ss. 78u-4(b)(3)(B) authorizes this Court to lift the stay where "particularized discovery is necessary to . . . prevent undue prejudice to that party."

          In this case, Gotham will suffer such undue prejudice if it is not permitted to engage in discovery prior to the preliminary injunction hearing. First Union claims that Gotham's shares in First Union are "Excess Securities" under the provisions of the Declaration of Trust and the By-Laws because Gotham has not complied with requests for information from First Union. Gotham is entitled to test this claim by obtaining First Union's requests for information from other shareholders and the other shareholders' responses.

          Similarly, First Union's position that Gotham's shares are "Excess Securities" was purportedly made by First Union's trustees. Gotham is entitled to depose at least one of First Union's trustees to inquire into the basis for this decision. Likewise, Gotham needs to depose First Union's CEO, James Mastandrea, to inquire as to First Union's reasons for requesting the disputed information from Gotham. In addition, First Union claims that Gotham's proposed trustees are not qualified by virtue of their outside business interests. Gotham is entitled to test this claim by obtaining documents relating to the outside business interests of current trustees and inquiring as to those interests on deposition.

          If Gotham is not able to obtain this discovery, its ability to state its case at the preliminary injunction hearing will be unduly prejudiced. Significantly, First Union has itself recognized the need for discovery in this case by serving discovery requests on Gotham. Accordingly, this Court should lift the automatic stay in order to permit Gotham to conduct this discovery.

X.    GOTHAM'S EXPEDITED DISCOVERY MOTION SHOULD BE GRANTED

          First Union's specious opposition to Gotham's Motion for Expedited Discovery should be rejected. The baselessness of First Union's position is illustrated by its argument that Gotham has no discovery pending in this action because its requests were served under the caption of the action remanded to state court, even though Gotham attached those discovery requests as exhibits to its motion for expedited discovery. First Union's argument is the epitome of form over substance. However, to allay First Union's concerns over the use of appropriate case captions on discovery requests, Gotham has re-served its document requests and deposition notices under the caption of this case.

          There is simply not enough time for silly arguments about discovery requests. This Court has scheduled Gotham's Motion for Preliminary Injunction for hearing on March 11, 1998, and the parties need discovery to be prepared for that hearing. Therefore, Gotham reiterates its prior request that this Court order the parties to provide each other with the following expedited discovery:

                  1. The parties shall exchange documents in response to each other's pending document requests immediately;

                  2. First Union shall produce for deposition during the week commencing February 23, 1998, or as soon thereafter as the Court orders, its Chairman, James C. Mastandrea, and a Trustee of its choosing; and

                  3. Gotham shall produce for deposition during the week commencing February 23, 1998 two representatives of Gotham, to be selected by First Union.

                                 CONCLUSION
                                 ----------

          For all the foregoing reasons, First Union's "motion to dismiss" must be denied, and Gotham's motion for expedited discovery should be granted. In the event the Court concludes an automatic stay exists, Gotham's motion to lift the stay should be granted to avoid undue prejudice pending this Court's ruling on the "motion to dismiss."

          Alternatively, Gotham respectfully requests leave to submit an amended Complaint and a motion to amend should the Court conclude otherwise. See Fed. R. Civ. P. 15(a) (leave to amend "shall be freely given when justice so requires"); Foman v. Davis, 371 U.S. 178, 182, 83 S. Ct. 227, 230 (1962) (same).


Dated:   February 23, 1998
         Cleveland, Ohio


OF COUNSEL:                         /s/ Michael J. Garvin
                                    ------------------------------
                                    David C. Weiner (0013351)
HAHN LOESER & PARKS LLP             Michael J. Garvin (0025394)

                                    3300 BP America Building
                                    200 Public Square
                                    Cleveland, Ohio  44114-2301
                                    (216) 621-0150

                                              - and -

OF COUNSEL:                         /s/ Alexander R. Sussman
                                    ------------------------------
FRIED, FRANK, HARRIS, SHRIVER       Alexander R. Sussman (FN5)
  & JACOBSON
(A Partnership Including            25th Floor
  Professional Corporations)        One New York Plaza
                                    New York, New York 10004-1980
                                    (212) 859-8000

                                    Attorneys for Plaintiffs

[FN]
5     Application to appear pro hac vice pending.


                           CERTIFICATE OF SERVICE
                           ----------------------


      A copy of the foregoing Memorandum of Law In Opposition to First Union's "Motion to Dismiss" And On Other Matters was sent by messenger to Frances Floriano Goins, Squire, Sanders & Dempsey L.L.P., 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114-1304, attorneys for Plaintiff, this 23rd day of February, 1998.


                                    /s/ Michael J. Garvin
                                    -----------------------------------

                                    One of the attorneys for Plaintiffs